SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Empire State Realty OP, L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series ES operating partnership units	292102100
Series 60 operating partnership units	292102209
Series 250 operating partnership units	292102308
Series PR operating partnership units	—
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Executive Vice President and General Counsel

Empire State Realty Trust, Inc.

One Grand Central Place
60 East 42nd Street

New York, NY 10165

(212) 687-8700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Yoel Kranz

Ettore Santucci

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 248,850,000	$32,052

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (a) 15,000,000, the number of operating partnership units of Empire State Realty OP, L.P. proposed to be exchanged, by (b) $16.59, which is the average of the high and low price for the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”) on the New York Stock Exchange on May 23, 2014. Holders of operating partnership units may elect to have their units redeemed for cash equal to the value of the ESRT Class A common stock or, at the election of ESRT, for shares of ESRT Class A common stock.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $32,052	Filing Party:	Empire State Realty OP, L.P.

Form or Registration No.: Schedule TO	Date Filed: May 28, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2014. The Original Schedule TO, as amended by this Amendment No. 1, relates to the offer (the “Exchange Offer”) by Empire State Realty OP, L.P., a Delaware limited partnership (“the “Company), to acquire up to 15,000,000 operating partnership units on a pro rata basis from all tendering holders of (i) Series ES operating partnership units (“Series ES OP Units”), (ii) Series 60 operating partnership units (“Series 60 OP Units”), (iii) Series 250 operating partnership units (“Series 250 OP Units”), and (iv) Series PR operating partnership units (“Series PR OP Units” and, together with Series ES OP Units, Series 60 OP Units and Series 250 OP Units, the “OP Units”).

This Amendment No. 1 is being filed in order to provide the additional information set forth below. This Amendment No. 1 includes only the items in the Original Schedule TO that are being amended, and unaffected terms are not included herein. Except as amended hereby as set forth below, all terms of the Exchange Offer and all other disclosures set forth in the Original Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. All capitalized terms in this Amendment No. 1 and not otherwise defined herein have the respective meaning ascribed to them in the Original Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO and the Offer to Exchange, dated May 28, 2014 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO.

The Original Schedule TO as amended and supplemented by this Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the address and telephone number of its principal executive offices are as follows:

Empire State Realty OP, L.P.

One Grand Central Place

60 East 42nd Street

New York, NY 10165

(212) 687-8700

Item 3.	Identity and Background of Filing Person.

The filing person is the Company. The business address and telephone number of the Company is set forth under Item 2(a) above and incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company’s general partner:

Name	Position
Anthony E. Malkin	Chairman of our Board of Directors, Chief Executive Officer and President
William H. Berkman	Director
Alice M. Connell	Director
Thomas J. DeRosa	Director
Steven J. Gilbert	Director
S. Michael Giliberto	Director
Lawrence E. Golub	Director
David A. Karp	Executive Vice President, Chief Financial Officer and Treasurer
Thomas P. Durels	Executive Vice President and Chief of Property Operations and Leasing
Thomas N. Keltner, Jr.	Executive Vice President, General Counsel and Secretary

The business address and telephone number of each of the above directors and executive officers is c/o Empire State Realty Trust, Inc., One Grand Central Place, 60 East 42nd Street, New York, NY 10165, telephone number (212) 687-8700.

Item 10.	Financial Statements.

(a)	Financial Information

(1)	The consolidated financial statements and other information set forth under Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as amended, is incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2)	The consolidated financial statements and other information set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 is incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)	The information set forth in the Offer to Exchange under the heading “Ratio of Combined Fixed Charges and Preference Distributions to Earnings” is incorporated by reference herein.

(4)	At March 31, 2014, the book value per OP Unit of the Company was $4.04.

(b)	Pro Forma Information. Not applicable.

(c) Summary Financial Information.  The Offer to Exchange is hereby amended by inserting the following on page 29 thereof immediately prior to the heading “Ratio of Combined Fixed Charges and Preference Distributions to Earnings”:

SUMMARY FINANCIAL INFORMATION

The following tables show summary financial information of the Company and its predecessor as of and for the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Summary Consolidated Financial Information
(in thousands, except per share data)

	The Company	The Predecessor	The Company	The Predecessor
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013	Period from October 7, through December 31, 2013	Period from January 1 through October 6, 2013	Year Ended December 31, 2012
	(unaudited)	(unaudited)
Operating Data

Total revenues	$140,306	$62,420	$127,583	$206,072	$260,294
Operating expenses:
Property operating expenses	36,311	13,806	34,453	41,297	55,707
Marketing, general, and administrative expenses	8,675	6,325	15,254	23,600	20,963
Observatory expenses	6,981	—	5,687	—	—
Construction expenses	14,283	6,260	5,468	19,821	19,592
Real estate taxes	18,373	7,871	17,191	24,331	30,406
Formation transaction expenses	—	1,695	—	4,507	2,247
Depreciation and amortization	30,115	12,156	27,375	38,963	42,690
Total operating expenses	114,738	48,113	105,428	152,519	171,605
Total operating income	25,568	14,307	22,155	53,553	88,689
Other income (expense):

Equity in net income of non-controlled entities	—	1,819	—	14,875	14,348
Interest expense	(14,337)	(14,196)	(13,147)	(50,660)	(54,394)
Settlement expense	—	—	—	(55,000)	—
Acquisition expenses	—	—	(138,140)	—	—
Gain on consolidation of non-controlled entities	—	—	322,563	—	—
Net income (loss)	$11,231	$1,930	$193,431	$(37,232)	$48,643

Distribution declared and paid per unit	$0.085		$0.0795
Net income per unit - basic and diluted	$0.05		$0.79
Total weighted average units - basic	245,779		245,445
Total weighted average units - diluted	245,821		245,482

	The Company	The Company	The Predecessor
	As of March 31, 2014	As of December 31, 2013	As of December 31, 2012
	(unaudited)
Balance Sheet Data

Commercial real estate properties, at cost	$1,667,690	$1,649,423	$939,330
Total assets	2,450,416	2,476,061	1,052,553
Mortgages and other loans payable, term loan and credit facility	1,203,545	1,208,112	996,489
Total Liabilities	1,455,876	1,472,876	1,063,412
Partners’ Capital	994,540	1,003,185	—
Predecessor owners’ deficit	—	—	(10,859)

Common units outstanding	245,894	245,477	0
Book value per unit	$4.04

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange, dated May 28, 2014.

(a)(1)(B)(i)*	Letter of Transmittal to the holders of Series ES OP Units, dated May 28, 2014.

(a)(1)(B)(ii)*	Letter of Transmittal to the holders of Series 60 OP Units, dated May 28, 2014.

(a)(1)(B)(iii)*	Letter of Transmittal to the holders of Series 250 OP Units, dated May 28, 2014.

(a)(1)(B)(iv)*	Letter of Transmittal to the holders of Series PR OP Units, dated May 28, 2014.

(a)(1)(C)*	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)*	Form of Cover Letter to Beneficial Holders of OP Units.

(a)(1)(F)*	Form of Instruction Booklet.

(a)(1)(G)*	Form of Document Package Guide.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release of Empire State Realty Trust, Inc., dated May 28, 2014.

(a)(5)(B)*	Transcript of recorded investor presentation by Anthony E. Malkin and Thomas N. Keltner, Jr., dated May 28, 2014.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(2)	Secured Revolving and Term Credit Facility dated October 7, 2013 among Empire State Realty OP, L.P., ESRT Empire State Building, L.L.C., Empire State Realty Trust, Inc., the subsidiaries of Empire State Realty OP, L.P. from time to time party thereto, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA and the other lenders party thereto, incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(3)	Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.

	By:	Empire State Realty Trust, Inc., as general partner

Date: June 17, 2014	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel